INTERAMERICAN ACQUISITION GROUP INC.

2918 Fifth Avenue South, Suite 209

San Diego, California 92103

September 4, 2007

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-0102

Re:	InterAmerican Acquisition Group Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-125558 (the “Registration Statement”)

Ladies and Gentlemen:

On August 29, 2007, the Company requested acceleration of the effective date and time of the Registration Statement to 10:00 a.m. on August 30, 2007. The Company hereby withdraws such request until further notice.

Very truly yours,

InterAmerican Acquisition Group Inc.
By:	/s/ William C. Morro
Name:	William C. Morro
Title:	Chief Executive Officer